Exhibit 3.115

ARTICLES OF ORGANIZATION

DOMESTIC LIMITED LIABILITY COMPNY

Office of the Secretary of the State

MAILING ADDRESS:

Commercial Recording Division

Connecticut Secretary of the State

P.O. Box 150470

Hartford, CT 06115-0470

860-509-6003

1.	NAME OF THE LIMITED LIABILITY COMPANY

Wilton NSC, LLC

2.	NATURE OF BUSINESS TO BE TRANSACTED OR THE PURPOSES TO BE PROMOTED

Investing in and operating ambulatory surgery center and related business

3.	PRINCIPAL OFFICE ADDRESS

20 Burton Hills Blvd., 5th Floor

Nashville, TN 37215

4.	APPPOINTMENT OF STATUTORY AGENT FOR SERVICE OF PROCESS

Name of Agent: National Registered Agents, Inc.

Address: One Corporate Center, Hartford, CT 06103

5.	MANAGER INFORMATION:

Name:	Title:	Business Address:
AmSurg Holdings, Inc.	Member	20 Burton Hills Blvd., 5th Floor
Nashville, TN 37215

6.	Execution

Jeffrey S. Gardner, Organizer

/s/ Jeffrey S. Gardner